SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                   FORM U-6B-2





                           CERTIFICATE OF NOTIFICATION




Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.




Certificate is filed by the following subsidiaries of American Electric Power Company, Inc.:

                                       AEP C&I Company, LLC
                                       AEP COMMUNICATIONS, LLC
                                       AEP Communications, INC.
                                       AEP Credit, INC.
                                       AEP EM Tech LLC
                                       AEP ENERGY SERVICES, INC.
                                       AEP ENERGY SVCS GAS HOLDING
                                       AEP FIBER VENTURE, LLC
                                       AEP Gas Power, LLC
                                       AEP Gas Systems
                                       AEP INVESTMENTS, INC.
                                       AEP Ohio C&I Retail Co, LLC
                                       AEP PUSHAN POWER, LDC
                                       AEP RESOURCES, INC.
                                       AEP RESOURCES INTERNATIONAL, LTD.
                                       AEP RES PROJ MGMT CO LTC
                                       AEP RETAIL ENERGY LLC
                                       AEP Texas C&I Retail, LP
                                       C3 COMMUNICATIONS, INC.
                                       CSW ENERGY, INC.
                                       CSW ENERGY SERVICES, INC.
                                       CSW INTERNATIONAL, INC.
                                       Central & South West Corp.
                                       Datapult, LLC
                                       Datapult, LP
                                       EAEP RES PROJ MGMT CO LTC
                                       ENERSHOP, INC.
                                       Houston Pipeline
                                       Mutual Energy, LLC
                                       Mutual Energy Service Co, LLC






This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.       Type of security or securities.

                  Open account borrowings made by certain subsidiaries (the "Companies")from American Electric Power Company, Inc. ("Parent") as part of intercompany financing program.

2.       Issue, renewal or guaranty.

                  Issuance of cash advances directly from parent to subsidiaries.

3.       Principal amount of each security.

                  Funds are borrowed and/or repaid daily
                  as cash needs indicate.

4.       Rate of interest per annum of each security:

                  Effective average rate of interest at end of quarter was .0507447%.

5.       Date of issue, renewal or guaranty of each security.

                  Borrowings are made on a daily basis and reported at the end of the quarter.

6.       If renewal of security, give date of original issue.

                   Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.       Date of maturity of each security.

                  Borrowings are made on a daily basis with maturities ranging from overnight to up to six months.

8. Name of persons to whom each security was issued, renewed or guaranteed.

                  Short-term borrowings are from American Electric Power Company, Inc. to certain of its non-regulated subsidiaries.

9.       Collateral given with each security.

                  None.

10.      Consideration received for each security.

                  None, other than interest accrued.

11.      Application of proceeds of each security.

                  The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

         (a) the provisions contained in the first sentence of Section 6(b).

         (b) the provisions contained in the fourth sentence of Section 6(b).

         (c) the provisions contained in any rule of the Commission
             other than Rule U-48.            X

13.      If the security or securities were exempt from the provisions of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                  Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

                  Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                                            AEP C&I Company, LLC
                                            AEP COMMUNICATIONS, LLC
                                            AEP COMMUNICATIONS, INC.
                                            AEP CREDIT, INC.
                                            AEP EM Tech LLC
                                            AEP ENERGY SERVICES, INC.
                                            AEP ENERGY SVCS GAS HOLDING
                                            AEP FIBER VENTURE, LLC
                                            AEP Gas Power, LLC
                                            AEP Gas Systems
                                            AEP INVESTMENTS, INC.
                                            AEP OHIO C&I RETAIL CO, LLC
                                            AEP PUSHAN POWER, LDC
                                            AEP RESOURCES, INC.
                                            AEP RESOURCES INTERNATIONAL, LTD.
                                            AEP RES PROJ MGMT CO LTD
                                            AEP RETAIL ENERGY LLC
                                            AEP TEXAS C&I RETAIL, LP
                                            C3 COMMUNICATIONS, INC.
                                            CSW ENERGY, INC.
                                            CSW ENERGY SERVICES, INC.
                                            CSW INTERNATIONAL, INC.
                                            CENTRAL & SOUTH WEST CORP.
                                            Datapult, LLC
                                            Datapult, LP
                                            EAEP RES PROJ MGMT CO LTC
                                            ENERSHOP, INC.
                                            HOUSTON PIPELINE
                                            Mutual Energy, LLC
                                            MUTUAL ENERGY SERVICE CO, LLC



                                                        /s/ Armando Pena
                                                 --------------------------
                                               Armando Pena, Treasurer

JULY 11, 2001

Schedule 1

             U-6B-2 Borrowings of Non-Reg AEP Corp & Subs
                      (Parent Borrowing Program)



                                                          Outstanding
 Name of Borrower                                        Borrowings at
                                                          Quarter End
                                                            06/30/01
                                                          (thousands)

AEP ENERGY SERVICES, INC.                                   (73,915)
AEP C&I COMPANY, LLC                                           (372)
AEP GAS POWER, LLC                                          (13,330)
AEP GAS SYSTEMS                                                (450)
AEP TEXAS C&I RETAIL, LP                                         (1)
AEP COMMUNICATIONS, INC                                    (121,586)
AEP COMMUNICATIONS, LLC                                      (8,547)
AEP FIBER, LLC                                               (9,274)
DATAPULT, LLC                                                (3,222)
DATAPULT, LP                                                 (1,266)
AEP CREDIT, INC                                             (68,415)
AEP INVESTMENTS, INC.                                        (1,780)
AEP OHIO C&I RETAIL CO, LLC                                      (1)
AEP RESOURCES INTERNATIONAL, LTD.                                (2)
AEP RESOURCES, INC                                         (230,704)
AEP PUSHAN POWER, LDC                                          (157)
AEP EM TECH LLC                                                (198)
AEP RES PROJ MGMT CO LTC                                         (1)
AEP ENERGY SVCS GAS HOLDING CO                             (726,532)
HOUSTON PIPELINE                                                (17)
AEP RETAIL ENERGY LLC                                          (325)
CENTRAL & SOUTH WEST CORP.                                 (208,114)
CSW ENERGY, INC.                                           (166,073)
CSW INTERNATIONAL, INC.                                      (5,738)
C3 COMMUNICATIONS                                          (184,427)
ENERSHOP                                                    (18,639)
CSW ENERGY SERVICES, INC.                                   (78,090)
MUTUAL ENERGY, LLC                                              (52)
MUTUAL ENERGY SERVICES CO, LLC                                 (203)

                                                         (1,921,431)